U.S. Energy Corp.
1,180,745 Shares of Common Stock

This prospectus covers the offer and sale of up to 1,180,745 shares of common stock ($0.01 par value): 415,108 outstanding shares; and 765,637 shares issuable on exercise of warrants (at prices from $2.00 to $4.30 per share).

In this prospectus, "selling shareholder" or "selling shareholders" refer to the individuals and entities who hold the outstanding shares; and the entities and individuals which hold the warrants. For information about the selling shareholders, and the transactions in which they acquired the shares and warrants, see "Selling Shareholders."

In this prospectus, and the information incorporated by reference, "we," "Company," and "USE" refer to U.S. Energy Corp. (and its subsidiaries unless otherwise specifically stated).

The selling shareholders may sell the shares from time to time in negotiated transactions, brokers' transactions or a combination of such methods of sale at market prices prevailing at the time of sale or at negotiated prices. See “Plan of Distribution.” Although we will receive proceeds to the extent the warrants are exercised, we will not receive any proceeds from sale of the shares offered by the selling shareholders. None of the warrants have been exercised at prospectus date.

USE is traded ("USEG") on the Nasdaq Capital Market ($4.19 Nasdaq Official Closing Price on June 22, 2006).

An investment in the shares offered by this prospectus is speculative and subject to risk of loss. See "Risk Factors" beginning on page 9 and the table of contents on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 23, 2006

TABLE OF CONTENTS
Page No.
Summary Information	3

The Company	3

The Offering	6

Risk Factors	6

Risk Factors Involving the Company	6

Uncertain value of investment securities, and operating losses.	6

No recurring business revenues and uncertainties associated with transaction-based revenues.	7

Uncertainties in the value of the mineral properties.	7

Compliance with environmental regulations may be costly.	8

Possible Dilution to Shareholders.	9

The Company’s poison pill could discourage some advantageous transactions.	9

Risks Related to Owning Our Common Stock	9

The price of U.S. Energy’s stock will continue to be volatile due to several factors.	9

Future equity transactions, including exercise of options or warrants, could result in dilution; and registration for public resale of the common stock in these transactions may depress stock prices.	10

Terms of subsequent financings may adversely impact your investment.	10

Risks Related to the Cornell Transaction.	10

Cornell will pay less than the market price and this incentive to sell our shares could cause our stock price to decline.	10

New shareholders could experience dilution from the sale of shares under the SEDA.	11

Representations About This Offering	11

Forward Looking Statements	11

Description of Securities	11

Use of Proceeds	13

Selling Shareholders	13

Plan of Distribution	20

Disclosure of Commission Position on Indemnification for Securities Act Liabilities	21

Where to Find More Information About Us	22

Incorporation of Certain Information by Reference	22

Legal Matters	24

Experts	24

Summary Information

The following summarizes all material information found elsewhere in this prospectus and in the information incorporated into this prospectus. This summary is qualified by the more detailed information in this prospectus and the incorporated information.

The Company

U.S. Energy Corp. is a Wyoming corporation (formed in 1966) in the business of acquiring, exploring, developing and/or selling or leasing mineral and other properties. USE and Crested Corp. ("Crested") originally were independent companies, with two common affiliates (John L. Larsen and Max T. Evans; Mr. Evans died in February 2002). In 1980, USE and Crested formed a joint venture ("USECC") to do business together (unless one or the other elected not to pursue an individual project). From time to time, USE has funded many of Crested's obligations because Crested did not have the funds to pay its share of the obligations. Crested has paid a portion of this debt by issuing common stock to USE. At March 31, 2006, Crested owed $11,410,000 to USE.

Historically, our business strategy has been, and will continue to be, acquiring undeveloped and/or developed mineral properties at low acquisition costs and then operating, selling, leasing or joint venturing the properties, or selling the companies we set up to other companies in the mineral sector at a profit.

Typically, projects initially are acquired, financed and operated by USE and Crested in their joint venture (see below). From time to time, some of the projects are then transferred to separate companies organized for that purpose, with the objective of raising capital from an outside source for further development and/or joint venturing with other companies. Examples include: SGMI for gold and Rocky Mountain Gas, Inc. (“RMG”) for coalbed methane gas, referred to as “CBM”. Additional subsidiaries have been organized: U.S. Uranium Ltd. for uranium and U.S. Moly Corp. for molybdenum. Initial ownership of these subsidiaries would be by USE and Crested, with additional stock (plus options) held by their officers, directors and employees.

From 2002 through mid-2005, USE's primary business focus was in the CBM business conducted through RMG. RMG was sold to Enterra Energy Trust (TSX: ENT.UN and NYSE: ENT) on June 1, 2005. Beginning in 2004 and continuing into 2006, commodity prices for the minerals in our other properties increased significantly. Management believes that the rebound in uranium, gold and molybdenum commodity prices presents valuable opportunities.

Management’s strategy to generate a return on shareholder capital is to demonstrate prospective value in the mineral properties sufficient to support substantial investments by investment groups, financial institutions and/or large industry partners, and then bring long term development expertise to move the properties into production. In the alternative, we might sell one or more of the properties (or our subsidiaries which hold the properties) outright, as we did with RMG in 2005.

To demonstrate prospective value in the mineral properties and raise the necessary capital for development of the mineral projects in 2006 to 2007, management is considering having feasibility studies conducted on each of the properties. These studies, to be performed by independent engineering firms, will in general determine the economic feasibility, at commodity prices existing at the time of the studies, of various mine plans for the properties, and various processing (milling) facilities to refine the minerals to saleable commodities, given the known mineral grades in the properties. In some instances, significant additional exploratory drilling may have to be done to further delineate grades as well as the extent of the minerals in the ground, if any.

The principal uncertainties in the successful implementation of our strategy are:

•
Whether feasibility studies will show, for any of the properties, that the minerals can be mined and processed profitably. Commodity prices for gold, uranium and molybdic oxide must be at levels so the properties can be mined at a profit;

•
Whether the feasibility studies will show volume and grades of mineralization, and manageable costs of mining and processing, which are sufficient to bring industry partners to the point of investment, and

•
Whether we can negotiate terms with industry partners, which will return a substantial profit to USE for its retained interest and the project’s development costs to that point in time, or, the property (or the applicable subsidiary) can be sold outright.

However, it is possible that we may be able to raise capital for (or bring an industry partner into) a property without having a feasibility study prepared.

To some extent, the economic feasibility of a particular property can be changed with modifications to the mine/processing plans (add or not add a circuit to process a particular mineral, enlarge or reduce the production and mine plan, etc.). However, overall, the principal drivers to attainment of the business strategy are the quality of the minerals in the ground and international commodity prices.

Principal executive offices of USE and Crested are located in the Glen L. Larsen building at 877 North 8th West, Riverton, Wyoming 82501, telephone 307-856-9271. SGMI has an office in Sutter Creek, California. USE’s web site is www.usnrg.com. The information in the web site, or on other web sites linked to it, is not part of this prospectus.

In this prospectus, "we," "Company" or "USE" refer to U.S. Energy Corp. including Crested Corp. ("Crested") and other subsidiaries unless otherwise specifically noted. The Company's fiscal year ends December 31.

Standby Equity Distribution Agreement with Cornell Capital Partners, LP.

On May 5, 2006, we entered into a three year Standby Equity Distribution Agreement with Cornell Capital Partners, LP (“Cornell”). The Standby Equity Distribution Agreement was amended on May 15 and June 5, 2006, and is referred to as the “SEDA.” Under the SEDA, we may issue and sell to Cornell common stock for a total purchase price of up to $50 million. Once a resale registration statement is in effect (see below), we have sole discretion whether and when to sell shares to Cornell. Cornell will be irrevocably bound to purchase shares from us after we send a notice that we intend to sell shares to Cornell; each advance under the SEDA is limited to a maximum of $5 million.
We entered into the SEDA with Cornell to provide back up financing for exploration and development of our mineral properties, for general and administrative expense, and to acquire businesses or assets. At prospectus date, there are no agreements or understandings to make any such acquisitions.

In connection with the SEDA, we issued 68,531 shares to Cornell and 1,399 shares to Newbridge Securities Corporation (the broker-dealer who acted as placement agent for us in connection with the SEDA transaction); these shares were valued at $500,000 ($7.15 per share). We also issued Cornell a three year warrant to purchase 100,000 shares of common stock (at $7.15 per share). This warrant was amended and restated on June 5, 2006 but the number of shares covered (and the strike price) was not changed.

The purchase price under the SEDA will be equal to 98% of the lowest volume weighted average price (“VWAP”) of the common stock (subject to a “minimum acceptable price”) during the five trading days following the date we notify Cornell that we will sell shares. These five days are referred to as the “pricing period.” The VWAP will be determined daily by weighting the price of each sale in the public market of our shares, by the aggregate number of shares sold at that price (i.e., the number of shares sold in each trade during the day will be multiplied by the trade price, and the sum of these amounts will be divided by the aggregate number of shares traded during the day). Cornell also will be paid a fee equal to 2% of each advance, which will be retained by Cornell from each advance. As a result, Cornell will purchase shares at a discount of approximately 4% from our then current market price (the five days’ VWAP); this 4% discount will be an underwriting discount.

The SEDA contains a minimum acceptable price floor: Unless, for any advance, we waive (in our sole discretion) the minimum acceptable price, we cannot sell shares at a price less than 95% of the VWAP for our shares on the trading day immediately preceding the date we send notice to Cornell of our intent to sell shares. For any day in the pricing period when the VWAP is less than the minimum acceptable price, (i) that day’s VWAP will be excluded from the pricing mechanism during the pricing period; (ii) we will have automatically reduced the amount of the funds covered by the advance notice by 20%; and (iii) the number shares to be sold to Cornell (stated in the advance notice) will be reduced proportionately. However, if Cornell sells stock after receipt of an advance notice, but the VWAP price during the pricing period (following the date of the advance notice) is below the minimum acceptable price, then we will be obligated to sell to Cornell (and Cornell shall be obligated to buy from us) that number of shares equal to the number sold by Cornell during the pricing period, at a price equal to the greater of the purchase price stated in the advance notice, or the minimum acceptable price.

Before we can sell any stock to Cornell by the SEDA, a resale registration statement will have to be filed with and declared effective by the SEC to cover Cornell’s resale of shares it buys under the SEDA (and also its and Newbridge’s sale of the shares already held by them, and the warrant shares underlying Cornell’s warrant).

When we signed the SEDA with, and issued shares (and a warrant) to Cornell, and issued shares to Newbridge Securities Corporation, the total number of shares issued and issuable to Cornell (and the shares issued to Newbridge) was limited to 3,726,400, pursuant to Nasdaq’s Market Place Rule 4350(i)(1)(D) - the “20% rule.” On June 23, 2006, our shareholders approved waiving the 20% rule for the Cornell transaction.

While the SEDA provides the Company access to significant equity financing, using the SEDA at low market prices could result in dilution to current shareholders, and also may have a depressing effect on our stock price. See “Risks Related to Owning Our Common Stock.”

The Offering

Securities Outstanding	19,608,500 shares of common stock at June 7, 2006.

Securities To Be Outstanding	20,374,137 shares of common stock, assuming all warrants held by the selling shareholders are exercised. See “Description of Securities” and “Selling Shareholders.”

Securities Offered	1,180,745 shares of common stock owned or to be owned by the selling shareholders.

Use of Proceeds
We will not receive any proceeds from sale of shares by the selling shareholders, but we will receive up to $2,740,139 in proceeds if all the warrants held by selling shareholders are exercised. Those proceeds will be used by the Company for working capital.

Plan of Distribution
The offering is made by the selling shareholders named in this prospectus, to the extent they sell shares. Sales may be made in the open market or in private negotiated transactions, at fixed or negotiated prices. See "Plan of Distribution."

Risk Factors	An investment is subject to risk. See "Risk Factors."

Risk Factors

An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the following risks and the other information in this prospectus (including the information incorporated by reference) before investing.

Risk Factors Involving the Company

Uncertain value of investment securities, and operating losses. At March 31, 2006, we recorded $13,217,800 for the value of investments in non-affiliates (including the Class D shares of Enterra US Acquisitions Inc. and $957,700 for the common stock in Pinnacle). The Class D shares are not tradable, but they converted to Enterra Energy Trust Units on a one-for-one basis on June 1, 2006. The cash we can realize from this investment will depend on the price of Enterra Energy Trust Units, which has been somewhat volatile since June 1, 2005. Pinnacle is a private company, but it has filed a resale registration statement with the SEC. When the registration statement is declared effective, U.S. Energy Corp. and Crested Corp., which are listed as selling shareholders, will have the right to sell their Pinnacle shares. The cash we can realize from this investment presently is not determinable.

We have had a history of operating losses, and our working capital needs have primarily come from the receipt of funds from liquidating investments and selling equity. These sources of capital may not be sufficient to develop our mineral properties, none of which have proved reserves.

Working capital and future receipt of proceeds from liquidating the Enterra securities are expected to be sufficient to fund general and administrative expenses, and conduct exploration and a limited amount of development work on the mineral properties, through 2006. However, putting mineral properties into production (constructing and operating mines and processing facilities) requires very substantial amounts of capital. We are seeking financing sources or large-Company industry partners for our uranium, gold and molybdenum properties, but have not entered into agreements for such financing. The development of some or all of the properties will likely be delayed until we are successful in obtaining financing, either in direct capital or through arrangements with industry partners.

We intend to use proceeds from any liquidated Enterra securities, and intend to use proceeds we might receive from liquidating other securities which we might receive from sale of other of our mineral properties, in our minerals exploration and development business. We are not in the business of investing, reinvesting, or trading in securities.

No recurring business revenues and uncertainties associated with transaction-based revenues. Presently we do not have an operating business with recurring revenues. Receipt of funds from selling interests in mineral properties, or liquidating investments in mineral properties (or the subsidiaries which hold properties) is unpredictable as to timing, structure, and profitability.

For example, we began activities in the coalbed methane sector in 2000 by starting up Rocky Mountain Gas, Inc. RMG used, rather than provided, capital until it was sold to Enterra Energy Trust in June 2005. One-fourth of the consideration received on sale consisted of cash and marketable securities, but the balance (in Enterra securities) became marketable in early June 2006. Our stake in Pinnacle Gas Resources, Inc. was not sold to Enterra. We may sell all or a substantial portion of our Pinnacle stake over the next 12 months, but the amount we will receive is not determinable.

Working capital on hand at prospectus date and future receipt of proceeds from liquidating the Enterra securities are expected to be sufficient to fund general and administrative expenses, and conduct exploration and a limited amount of development work on the mineral properties, through 2006. Additional capital should be provided from sale of the Pinnacle securities in 2007. However, putting mineral properties into production (constructing and operating mines and processing facilities) requires very substantial amounts of capital. We are seeking financing sources or large-company industry partners for our uranium, gold and molybdenum properties, but have not entered into agreements for such financing. The development of some or all of the properties will likely be delayed until we are successful in obtaining financing, either in direct capital or through arrangements with industry partners.

Where feasible, and with particular reference to our uranium and molybdenum properties, we will negotiate transactions with an industry partner and/or institutional investors for an initial cash payment plus a retained interest in the project. A retained interest may not generate recurring revenues for several years, if at all.

Uncertainties in the value of the mineral properties. While we believe that our mineral properties are valuable, substantial work and capital will be needed to establish whether they are valuable in fact.

•
The profitable mining and processing of uranium and possibly vanadium at and in the vicinity of Plateau Resource Limited’s (“Plateau”) properties in Utah, will depend on many factors: Obtaining properties in close proximity of the Shootaring Mill to keep transportation costs economic; delineation through extensive drilling and sampling of sufficient volumes of mineralized material with sufficient grades to make mining and processing economic over time; continued sustained high prices for uranium oxide and vanadium; obtaining the capital required to upgrade the Shootaring Mill, and/or possibly add a vanadium circuit, and obtaining and continued compliance with operating permits.

•
The profitable mining at the Sheep Mountain uranium properties in Wyoming will depend on: Evaluations of existing and future drilling data to delineate sufficient volumes and grades of mineralized material to make mining and processing economic over time; continued sustained high prices for uranium oxide and UPC and USE having sufficient capital. In addition, there is no operating mill near the Sheep Mountain properties, although the Sweetwater Mill (which is on standby) is located 30 miles south of Sheep Mountain. The ultimate economics of mining the Sheep Mountain properties will depend on sufficient volumes and grades of mineralized materials, sustained high uranium oxide prices, access to an operating mill and obtaining and continued compliance with operating permits.

•
The profitable mining and processing of gold by SGMI will depend on many factors, including: Receipt of permits and keeping in compliance with permit conditions; delineation through extensive drilling and sampling of sufficient volumes of mineralized material with sufficient grades to make mining and processing economic over time; continued sustained high prices for gold, and obtaining the capital required to initiate and sustain mining operations and build and operate a gold processing mill.

•
The Lucky Jack Project (formerly the Mount Emmons molybdenum property) has had extensive work conducted by prior owners. This data will have to be updated to the level of a current feasibility study to determine the viability of starting mining operations. Obtaining mining and other permits to begin mining the molybdenum property may be difficult, and like any mining operation, capital requirements for a molybdenum mining operation will be substantial. There is a history of opposition by local government entities and environmental organizations to the prior owners seeking permits to mine this property. This opposition has been expressed in litigation from time to time. Continued legal challenges may delay putting the Lucky Jack Project into production.

•
We have not yet obtained feasibility studies on any of our mineral properties. These studies would establish the economic viability, or not, of the different properties based on extensive drilling and sampling; the design and costs to build and operate mills; the cost of capital, and other factors. Feasibility studies can take many months to complete. These studies are conducted by professional third party consulting and engineering firms, and will have to be completed, at considerable cost, to determine if the deposits contain proved reserves (amounts of minerals in sufficient grades that can be extracted profitably under current pricing assumptions for development and operating costs and commodity prices). A feasibility study usually (but not always) must be completed in order to raise the substantial capital needed to put a mineral property into production. We have not established any reserves (economic deposits of mineralized materials) on any of our properties, and future studies may indicate that some or all of the properties will not be economic to put into production.

Compliance with environmental regulations may be costly. Our business is intensely regulated by government agencies. Permits are required to explore for minerals, operate mines, build and operate processing plants. The regulations under which permits are issued change from time to time to reflect changes in public policy or scientific understanding of issues. If the economics of a project cannot withstand the cost of complying with changed regulations, we might decide not to move forward with the project.

USE must comply with numerous environmental regulations on a continuous basis, to comply with the United States: Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act ("RCRA"), and the Comprehensive Environmental Response Compensation Liability Act ("CERCLA"). For example, water and dust discharged from mines and tailings from prior mining or milling operations must be monitored and contained and reports filed with federal, state and county regulatory authorities. Additional monitoring and reporting is required by the Utah Division of Radiation Control for uranium mills even if not currently operating (like the Shootaring Mill at Ticaboo, Utah). The Abandoned Mine Reclamation Act in Wyoming and similar laws in other states where we have properties impose reclamation obligations on abandoned mining properties, in addition to or in conjunction with federal statutes. Environmental regulatory programs create potential liability for our operations, and may result in requirements to perform environmental investigations or corrective actions under federal and state laws and federal and state Superfund requirements.

Failure to comply with these regulations could result in substantial fines, environmental remediation orders and/or potential shut down of the project until compliance is achieved. Failure to timely obtain required permits to start operations at a project could cause delay and/or the failure of the project resulting in a potential write-off of the investments therein.

Possible Dilution to Shareholders. Because we don’t have enough capital to put our properties into production, shareholders may be diluted in their ownership if we raise capital. Direct dilution would occur if we sell preferred stock, common stock, or debt convertible into common stock, with conversion and other terms which large institutions can negotiate for substantial capital financings which result in more favorable terms than buying stock in the market. Indirect dilution would occur if institutional financing is raised for a subsidiary Company. In this scenario, the percentage of the subsidiary held by us would be diluted.

The Company's poison pill could discourage some advantageous transactions. We have adopted a shareholder rights plan, also known as a poison pill (see "Description of Securities"). The plan is designed to discourage a takeover of the Company at an unfair low price. However, it is possible that the board of directors and the takeover acquiror would not agree on a higher price, in which case the takeover might be abandoned, even though the takeover price was at a significant premium to market prices. Therefore, as a result of the mere existence of the plan, shareholders would not receive the premium price.

Risks Related to Owning Our Common Stock

The price of U.S. Energy’s stock will continue to be volatile due to several factors. In the 16 months ended May 31, 2006, our stock has traded as low as $2.65 and as high as $7.65. Some of the factors leading to this volatility include:

• price and volume fluctuations in the stock market generally;
• relatively small amounts of our stock trading on any given day;
• fluctuations in our financial operating results; and
• price swings in the minerals commodities markets.

Future equity transactions, including exercise of options or warrants, could result in dilution; and registration for public resale of the common stock in these transactions may depress stock prices. From time to time, the Company sells restricted stock and warrants, and convertible debt (or stock in subsidiary companies, convertible to stock in the Company), to investors in private placements conducted by broker-dealers, or in negotiated transactions. Because the stock is restricted, the stock is often sold at a discount to market prices compared to a public stock offering, and the exercise price of the warrants sometimes (and/or the conversion price for stock in subsidiaries) is at or may be lower than market prices. These transactions cause dilution to existing shareholders. Also, from time to time, options are issued to employees, directors and third parties as incentives, with exercise prices equal to market. Exercise of in-the-money options and warrants will result in dilution to existing shareholders; the amount of dilution will depend on the spread between market and exercise price, and the number of shares involved. The Company will continue to grant options to employees and directors with exercise prices equal to market price at the grant date, and in the future may sell restricted stock and warrants (or stock in subsidiary companies convertible to stock in the Company), all of which may result in dilution to existing shareholders.

Public resale (pursuant to registration statements) of such restricted stock, and of stock issued in conversion of debt or stock of subsidiary companies, may depress the market price of the stock.

Terms of subsequent financings may adversely impact your investment. We may have to raise equity, debt or preferred stock financing in the future. Your rights and the value of your investment in the common stock could be reduced. For example, if we have to issue secured debt securities, the holders of the debt would have a claim to our assets that would be prior to the rights of stockholders until the debt is paid. Interest on these debt securities would increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock. In addition, if we need to raise more equity capital from sale of common stock, institutional or other investors may negotiate terms at least and possibly more favorable than the terms of this offering. Shares of common stock which we sell could be sold into the market, which could adversely affect market price.

Risks Related to the Cornell Transaction. If we sell stock to Cornell under the SEDA, the following risk factors will be applicable:

Cornell will pay less than the market price and this incentive to sell our shares could cause our stock price to decline. Because Cornell will purchase shares of our stock through the SEDA at a discount to market price, Cornell will have an incentive to immediately sell the shares it purchases, to realize a gain on the difference between the purchase price and the then-prevailing market price of our common stock. These sales may result in a decrease in our stock price.

Cornell is deemed to beneficially own the shares corresponding to a particular advance on the date that we deliver an advance notice to Cornell, which is prior to the date the shares are delivered to Cornell.  Cornell may sell such shares any time after we deliver an advance notice, and its sales during the pricing period could cause our price to decline. Even with the SEDA’s price floor (the minimum acceptable price of 95% of VWAP on the day before we send an advance notice), Cornell’s sales could adversely impact share price by as much as five percent.

New shareholders could experience dilution from the sale of shares under the SEDA. Depending on market price when we sell shares by the SEDA, our shareholders could experience dilution. For example, at an assumed purchase price of $1.20 per share, the current shareholders could experience an immediate dilution in the net tangible book value of $0.05_per share (using the March 31, 2006 net tangible book value per share of $1.32 and assuming sale of 3,556,470 shares by the SEDA at an effective discounted price of 96% of $1.20).  As a result, net income per share could decrease in future periods, and the market price of our common stock could decline.  In addition, the lower our stock price, the more shares of common stock we will have to issue under the SEDA to raise the same amount of capital, which could result in greater dilution.

Representations About This Offering

We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell nor does it seek an offer to buy the shares in any jurisdiction where this offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus (or any supplement), regardless of when it is delivered or when any shares are sold.

Forward Looking Statements

We make statements in this prospectus which are considered to be "forward looking" statements. All statements (other than statements of historical fact) about financial and business strategy and the performance objectives of management are forward looking statements. These forward looking statements are based on the beliefs of management, using assumptions and available information. These statements involve risks that are both known and unknown, including unexpected economic and market factors, changes in operating and capital expenditures, changes in timing or conditions for getting regulatory approvals to explore mineral properties and put them into production, and other business factors. The use of the words "anticipate," "believe," "estimate," "expect," "may," "will," "should," "continue," "intend" and similar words or phrases, are intended by us to identify forward looking statements (also known as "cautionary statements" because you should be cautious in evaluating such statements in the context of all the information in this prospectus and the information incorporated by reference into this prospectus). These statements reflect our current views with respect to future events. They are subject to the realization in fact of assumptions, but what we now think will happen, may turn out much different, and our assumptions may prove to have been inaccurate or incomplete.

The investment risks discussed under "Risk Factors" specifically address all of the material risk factors that may influence future operating results and financial performance. Those investment risks are not "boiler plate" but are intended to tell you about the uncertainties and risks inherent in our business at the present time which you need to evaluate before making your investment decision.

In addition, you should note that this prospectus incorporates information about the Company which has been, and in the future will be, contained in reports filed with the SEC. See "Incorporation of Certain Information by Reference." Those reports will identify forward looking statements and specify the risks to which those forward looking statements are subject. You should read the reports carefully.

Description of Securities

Common Stock. We are authorized by our articles of incorporation to issue an unlimited number of shares of common stock, $0.01 par value, and 100,000 shares of preferred stock, $0.01 par value.

Shares of common stock may be issued for such consideration and on such terms as determined by the board of directors, without shareholder approval. Holders are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefore. There are no restrictions on payment of cash dividends. Cash dividends have not been declared on the common stock, although a 1 for 10 stock dividend was declared in November 1990. It is anticipated that future earnings would be reinvested into operations and not declared as dividends on the common stock. All holders of shares of common stock have equal voting rights, and the shares of common stock sold in this offering will have the same rights. Holders of shares of common stock are entitled to one vote per share on all matters upon which such holders are entitled to vote, and further have the right to cumulate their votes in elections of directors. Cumulation means multiplying the number of shares held, by the number of nominees to the board of directors, then voting the product among the nominees as desired. Directors are elected by a plurality of the votes cast.

Shares of common stock sold in this offering are fully-paid and nonassessable shares of U.S. Energy Corp.

Pursuant to our articles of incorporation and as permitted by Wyoming law, shares of common stock held by our subsidiaries may be voted by such subsidiaries as determined by the board of directors of each, in elections of directors and other matters brought before shareholders.

In September 2001, the Company adopted a shareholder rights plan ("poison pill") and filed the plan with the Securities and Exchange Commission as an exhibit to Form 8-A. The following three paragraphs briefly state principal features of the plan, which are qualified by reference to the complete plan, which is incorporated by reference into this prospectus.

Under the plan, the holder of each share of common stock has the right to purchase (when the rights become exercisable) from the Company one-one thousandth (1/1,000th) of one (1) share of Series P preferred stock at a price of $200.00 for each one-one thousandth (1/1,000th) share of such preferred stock. The purpose of the plan is to deter an unfairly low priced hostile takeover of the Company, by encouraging a hostile party to negotiate a fair offer with the board of directors and thus eliminate the poison pill.

The rights trade with the common stock and aren't separable therefrom; no separate certificate for the rights is issued unless and until there is a hostile takeover attempted, after which time separate and tradable rights certificates would be issued.

The rights are not exercisable and never can be unless and until a hostile (not negotiated with the board) takeover of the Company is initiated with the objective of acquiring 15% of the Company's voting stock. If before the takeover is launched the hostile party comes to agreement with the board of directors about price and terms and makes a "qualified offer" to buy the stock of the Company, then the board of directors may redeem (buy back) the rights for $0.01 each. But, if such a "qualified offer" isn't agreed upon, then the rights are exercisable for preferred stock, which in turn would enable the holder to convert the preferred stock into voting common stock of the Company at a price equal to one-half the market price.

Preferred Stock. Shares of preferred stock may be issued by the board of directors with such dividend, liquidation, voting and conversion features as may be determined by the board of directors without shareholder approval. In June 2000, we established a Series A Convertible Preferred Stock, for which 1,000 shares of preferred stock were reserved for sale at $10,000 per share. In 2001, 200 shares were issued, and converted to shares of common stock in 2002. No shares of preferred stock are outstanding as of the date of this prospectus.

Warrants Held by Selling Shareholders and Others; and Options Held by Employees and Directors.

Warrants Held by Selling Shareholders and Others. As of the date of this prospectus, warrants held by the selling shareholders, and by other persons or entities (not including employees and officers) are issued and outstanding to purchase a total of 1,584,835 shares of common stock at exercise prices from $2.00 to $7.15 per share.

Options held by Employees and Officers. The Company has granted options to employees and officers to purchase a total of 3,999,017 shares at exercise prices from $2.00 to $3.90 per share, expiring at various times from 2008 to 2015.

Use of Proceeds

We will not receive any of the proceeds from the sale of the shares by the selling shareholders pursuant to this prospectus, but we will receive up to $2,740,139 in proceeds from the exercise of all of the warrants, which will be used for working capital.

Selling Shareholders

This prospectus covers the offer and sale by the selling shareholders of up to 1,180,745 shares of common stock: 415,108 outstanding shares; and 765,637 shares issuable on exercise of warrants (at prices from $2.00 to $4.30 per share). None of the selling shareholders are affiliates of the Company or any subsidiary of the Company. The selling shareholders may offer their shares for sale on a continuous basis pursuant to rule 415 under the 1933 Act. The footnotes to the table give information about such shares. All shares will be issued as restricted securities as that term is defined in rule 144 of the Securities and Exchange Commission under the Securities Act of 1933, and will remain restricted unless and until such shares are sold pursuant to this prospectus, or otherwise are sold in compliance with rule 144 or the restriction is removed in accordance with rule 144(k).

The following information has been provided to us by the selling shareholders. All numbers of shares, and percentage ownership, are stated on a pro forma basis as of June 7, 2006, assuming issuance of 765,637 shares upon exercise of all warrants held by the selling shareholders. Pro forma percentage ownership for those who hold warrants does not assume exercise of options held by officers, directors, and employees.

There are 19,608,500 shares issued and outstanding as of June 7, 2006; on a pro forma basis as of that date, there would be 20,374,137 shares of common stock, assuming all warrants covered by this prospectus are exercised. Percentage ownership for each warrant holder assumes exercise of the other warrants each such person holds, but resale of the shares underlying the other warrants and options is not covered by this prospectus.

	Shares of Common Stock Owned	Number of Shares To Be Registered		Percent Owned Before Offering	Percent Owned After Offering

Ahmed, Mohamed Ali	574	574	(3)(7)(10)	*	*

Allen, Clinton A.	18,909	14,774	(3)(7)	*	*

Andreen, Carl	15,611	15,611	(1)	*	*

Anderson, William N.	9,231	9,231	(10)	*	*

Assad, Jason Wayne	3,077	3,077	(10)	*	*

Bach, Larry A. and Susan A.	285	285	(3)(7)(10)	*	*

Belmont Navy, LLC	1,167	1,167	(3)(7)(10)	*	*

Berg, Roger T.	1,487	1,487	(1)	*	*

Bourne Capital LLC (Kevin Daly)	252,264	251,250	(4)(10)(11)	*	1.0%

Bracken, Carla Evans	1,246	1,246	(1)	*	*

Cahill, James J.	20,325	20,325	(3)(7)	*	*

Carlson, Vickie	1,246	1,246	(1)	*	*

Conan, Roger	574	126	(10)	*	*

Craft, Fredrick R.	106,662	1,662	(1)	*	0.5%

	Shares of Common Stock Owned	Number of Shares To Be Registered		Percent Owned Before Offering	Percent Owned After Offering
Craig, Robert S.	20,000	20,000	(12)	*	*

Curraugh Capital Partners, LLC	21,000	21,000	(3)(10)	*	*

D.B. Zwirn Special	56,846	56,846	(6)(8)	*	*

Drawbridge Special	56,847	56,847	(6)(8)	*	*

Eggleston's, LLC	1,538	1,538	(10)	*	*

Evans, Maureen	1,247	1,247	(1)	*	*

Evans, Thomas M.	1,247	1,247	(1)	*	*

Falkner, R. Jerry	75,000	75,000	(9)	*	*

Feagans Consulting, Inc.	2,624	2,624	(1)	*	*

Fitzner, R.A. Jr.	235	235	(7)	*	*

Folkes, Marshall G. III	126	126	(10)	*	*

Geddes and Company	53,191	53,191	(1)	*	*

Generation Capital Associates	6,154	6,154	(10)	*	*

Godin, Edward J.	1,000	1,000	(3)	*	*

Herring, Lance	1,500	1,500	(7)	*	*

Herron, Lisa	97,211	2,274	(1)	*	*

	Shares of Common Stock Owned	Number of Shares To Be Registered		Percent Owned Before Offering	Percent Owned After Offering
Jackson, Peyton N. & Linda M.	1,538	1,538	(10)	*	*

Karns, Beverly	6,250	6,250	(10)	*	*

Kern, Donald F.	4,615	4,615	(10)	*	*

Krueger, Dr. Ross T.	3,077	3,077	(10)	*	*

Lais, John J. III	5,574	5,574	(3)(7)(10)	*	*

Larsen, Richard P.	184,424	4,024	(1)	*	0.9%

Lowenstein, Mark A. &	135	135	(3)	*	*
Kangping K.

Lutz, Frederick P.	10,000	10,000	(2)	*	*

Lynde, Raymond	65,566	65,566	(1)	*	*

Lynde, Richard	65,566	65,566	(1)	*	*

Lynde, Ronald Trust	51,517	51,517	(1)	*	*

Lynde, Virginia Trust	51,517	51,517	(1)	*	*

McCaughey, James A.	16,856	16,856	(3)(7)(10)	*	*

Monahan, Linda	1,875	1,875	(10)	*	*

Moore, Wayne A.	914	914	(3)(7)	*	*

Morgan Stanley Dean Witter,	574	574	(3)(7)(10)	*	*
Thomas Garrity

	Shares of Common Stock Owned	Number of Shares To Be Registered		Percent Owned Before Offering	Percent Owned After Offering
Mowry, Bryon G.	79,284	1,662	(1)	*	*

P-Con Consulting, Inc.	1,538	1,538	(10)	*	*

Potter, William	159	159	(3)(10)	*	*

Rauh, James V.	3,651	3,651	(3)(7)(10)	*	*

Richmond, Steven D.	56,137	1,137	(1)	*	*

Riggs, The Company LLC	31,222	31,222	(1)	*	*

Roark, Murray	40,000	40,000	(12)	*	*

Rogow, Maury	925	925	(3)(7)(10)	*	*

Schlie, John	3,000	3,000	(10)	*	*

Schmitz, Jeffrey J.	954	954	(3)(10)	*	*

Schmitz, Vincent	4,244	3,077	(10)	*	*

Schoch, Susan	5,909	5,909	(3)(7)(10)	*	*

Schulze, Donna	1,116	1,116	(3)(7)	*	*

Schumacher, Ted	909	909	(1)	*	*

Shanor, Richard	438	438	(1)	*	*

Simmons, James L.	909	909	(1)	*	*

Smith, George	4,374	4,374	(1)	*	*

	Shares of Common Stock Owned	Number of Shares To Be Registered		Percent Owned Before Offering	Percent Owned After Offering
Swank, Thomas	875	875	(1)	*	*

Taggart, Robert H. Jr.	12,575	12,575	(3)(7)	*	*

Taggart, Troy G.	6,982	4,982	(3)(7)	*	*

Tamdeen Investment Company	3,656	3,656	(3)(7)	*	*

Thames Capital (Bermuda) Ltd.	1,283	1,283	(1)	*	*

Thompson, George D.	285	285	(3)(7)(10)	*	*

Tsunami Partners, LP	85,000	85,000	(5)(11)	*	*

Van Buren, William G.	1,250	1,250	(10)	*	*

Van Buskirk, Roy &	872	872	(3)(7)(10)	*	*
Rachel Deutsch

Van Vleet, Randall	88,594	2,274	(1)	*	*

Vuocolo, Michael M. DDS, DR	3,651	3,651	(3)(7)(10)	*	*

Williams, Martin G. & Margaret M.	574	574	(3)(7)(10)	*	*

Youngbauer, Steve	50,000	50,000	(1)	*	*
	1,788,788	1,180,745

(1)	Includes shares which are directly owned by an individual
(2)	Includes shares issuable on warrants exercisable at $2.00 per share which expire on October 31, 2007
(3)	Includes shares issuable on warrants exercisable at $3.00 per share which expire on October 31, 2007
(4)	Includes shares issuable on warrants exercisable at $3.00 per share which expire on April 30, 2010
(5)	Includes shares issuable on warrants exercisable at $3.00 per share which expire on January 31, 2008
(6)	Includes shares issuable on warrants exercisable at $3.30 per share which expire on March 31, 2008
(7)	Includes shares issuable on warrants exercisable at $3.75 per share which expire on December 31, 2007
(8)	Includes shares issuable on warrants exercisable at $3.81 per share which expire on July 31, 2009
(9)	Includes shares issuable on warrants exercisable at $3.86 per share which expire on October 15, 2010
(10)	Includes shares issuable on warrants exercisable at $4.00 per share which expire on October 31, 2007
(11)	Includes shares issuable on warrants exercisable at $4.23 per share which expire on November 28, 2008
(12)	Includes shares issuable on warrants exercisable at $4.30 per share which expire on October 31, 2007

Resale of the shares covered by this prospectus and owned or to be owned by the selling shareholders are registered under rule 415 of the general rules and regulations of the Securities and Exchange Commission, concerning delayed and continuous offers and sales of securities. In regard to the offer and sale of such shares, we have made certain undertakings in Part II of the registration statement of which this prospectus is part, by which, in general, we have committed to keep this prospectus current during any period in which the selling shareholders make offers to sell the covered securities pursuant to rule 415.

Plan of Distribution

The selling shareholders and any of their pledges, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded, or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders may use any one or more of the following methods when selling shares:

*	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

*	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

*	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

*	an exchange distribution in accordance with the rules of the applicable exchange;

*	privately negotiated transactions;

*	settlement of short sales entered into after the date of this prospectus;

*	broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

*	a combination of any such methods of sale;

*	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

*	any other method permitted pursuant to applicable law.

The selling shareholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), if available, rather than under this prospectus.

Broker-dealers engaged by the selling shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the selling shareholder, from the selling shareholder) in amounts to be negotiated. Each selling shareholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved. In connection with the sale of our common stock, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling shareholder has informed the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the shares. The Company has agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We have been advised that in the opinion of the Securities and Exchange Commission, indemnification for liabilities under the 1933 Act is against public policy, and therefore is unenforceable. See below.

Because selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling shareholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling shareholders.

We have agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling shareholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 or other rule of similar effect. The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling shareholders or any other person. We will make copies of this prospectus available to the selling shareholders and have informed them of the need to deliver a copy of this prospectus at or prior to the time of the sale, as required by law.

In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions, if required, only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Our articles of incorporation and bylaws provide that we shall indemnify directors provided that the indemnification shall not eliminate or limit the liability of a director for breach of the director's duty or loyalty to the corporation or its stockholders, or for acts of omission not in good faith or which involve intentional misconduct or a knowing violation of law.

Wyoming law permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if these directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceedings, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agent in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnify for such expenses despite such adjudication of liability.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise (for example, in connection with the sale of securities), we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Securities Act, and will be governed by the final adjudication of such issue.

Where to Find More Information About Us

We have filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 under the 1933 Act with respect to the shares offered by this prospectus. This prospectus, filed as a part of the registration statement, does not contain certain information contained in part II of the registration statement or filed as exhibits to the registration statement. We refer you to the registration statement and exhibits which may be inspected and copied at the Public Reference Section of the Commission, 450 5th Street, NW, Washington, D.C. 20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330. The registration statement and exhibits also are available for viewing at and downloading from the EDGAR location within the Commission's internet website (www.sec.gov).

Incorporation of Certain Information by Reference

Our common stock is registered with the Commission under section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). Under the 1934 Act, we file with the Commission periodic reports on Forms 10-K, 10-Q and 8-K, and proxy statements, and our officers and directors file reports of stock ownership on Forms 3, 4 and 5. These filings may be viewed and downloaded from the Commission's internet website (http://www.sec.gov) at the EDGAR location, and also may be inspected and copied at the Public Reference Section of the Commission, 450 5th Street, NW, Washington, D.C. 20549, at prescribed rates; the telephone number for the Public Reference Section is 1.800.SEC.0330. Information on the operation of the Public Reference Room can be obtained by calling the Commission at 1.800.SEC.0330.

All of the information contained in the following documents filed with the Commission is incorporated by reference into this prospectus:

•	Form 10-K for the twelve months ended December 31, 2005 (filed April 11, 2006).
•	Form 10-Q for the three months ended March 31, 2006 (filed May 16, 2006).
•	Definitive proxy statement for June 23, 2006 annual meeting of shareholders (filed May 9, 2006).
•	Forms 8-K:
•  Conclusion of litigation with Coastline Capital Partners (June 15, 2006)
•  Amendments to Cornell transaction documents (May 15 and June 5, 2006)
•  Sutter Gold Mining Inc. Financing (filed May 31, 2006).
•  Decision in Nukem Arbitration (filed May 19, 2006).
•  Agreement with Uranium Power Corp. (filed May 12, 2006).
•  Amended Agreement with Cornell Capital Partners, LP (filed May 8, 2006).
•  Agreement with Cornell Capital Partners, LP (filed April 13, 2006).
•       Update on Shootaring Canyon Mill license, and activities on uranium properties (filed March 24, 2006).
•  Reacquisition of Mt. Emmons molybdenum property (filed March 2, 2006).
•       Reacquisition of Ticaboo, Utah townsite assets through foreclosure on promissory note (filed February 28, 2006).
•       Amendment of Purchase and Sale Agreement with Uranium Power Corp. (filed January 17, 2006).
•	Form 8-A (filed September 20, 2001, and amended November 17, 2005) registering the preferred stock purchase rights (in connection with the shareholder rights plan).

The SEC file number for all of these filings is 000-6814.

All of the information which will be contained in our future Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Proxy Statements, and Reports on Form 8-K, and any other filings we make pursuant to sections 13(a), 13(c), 14 or 15(d) of the 1934 Act, all after the date of this prospectus, also are incorporated by reference into this prospectus as of the dates when such documents are filed with the Commission.

We will provide to you copies of any or all of the information in these documents, and any exhibits to them, without charge, upon request addressed to U.S. Energy Corp., 877 North 8th West, Riverton, Wyoming 82501, attention Daniel P. Svilar, Secretary. You also may request these documents by telephone: 1.307.856.9271. Our internet address is www.usnrg.com. Except for reports filed by officers and directors under section 16(a) of the 1934 Act, our 1934 Act filings are not directly available through our internet address (website), but you can access those filings through the link at our internet address (website) or at sec.gov.

Legal Matters

The validity of the issuance of the shares offered has been passed upon by The Law Office of Stephen E. Rounds, Denver, Colorado.

Experts

Our consolidated balance sheet as of December 31, 2005 and the related consolidated statements of operations, shareholders' equity and cash flows for the two years ended December 31, 2005, incorporated by reference in this prospectus and registration statement, have been audited by Epstein Weber & Conover, PLC, Scottsdale, Arizona, as indicated in their report with respect thereto, and are incorporated along with their report, from the Annual Report on Form 10-K for the twelve months ended December 31, 2005, in reliance upon the authority of such firm as experts in accounting and auditing.

Our consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 2003, and Schedule II for the year ended December 31, 2003, incorporated by reference in this prospectus and registration statement, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto and are incorporated by reference, in reliance upon the authority of such firm as experts in accounting and auditing.

1,180,745  Shares Common Stock

U.S. Energy Corp.

___________________
PROSPECTUS
___________________

June 23, 2006

No dealer, salesman or other person is authorized to give any information or make any information or make any representations not contained in the prospectus with respect to the offering made hereby. This prospectus does not constitute an offer to sell any of the securities offered hereby in any jurisdiction where, or to any person to whom it is unlawful to make such an offer. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the information set forth herein or in the business of our Company since the date hereof.